Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, KY 40223

August 6, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Matt S. McNair
Attorney-Advisor

Re:	Porter Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2010
(File No. 001-33033)

Dear Mr. McNair:

In response to your comment letter dated July 30, 2010, Porter Bancorp, Inc. today has filed a revised preliminary proxy statement to include the financial statements meeting the requirements of Regulation S-X, including pro forma financial information required by Article 11 of Regulation S-X. The financial statements are incorporated by reference from our 2009 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. A copy of each report will accompany the proxy statement being mailed to shareholders.

Porter Bancorp, Inc. hereby acknowledges that:

•	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

•	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 499-4788) or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ C. Bradford Harris

C. Bradford Harris

Executive Vice President and Corporate Counsel